
July 16, 2013

<u>Via E-mail</u>
Peter Anthony Chiodo
Chief Executive Officer and President
Soul and Vibe Interactive Inc.
1660 South Hwy 100
Suite 500
St. Louis Park, MN 55146

>   **Re: Soul and Vibe Interactive Inc.**
>   **Current Report on Form 8-K**
>   **Filed February 7, 2013**
>   **File No. 333-173056**

Dear Mr. Chiodo:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Daniel Greenspan for

                                        Jeffrey P. Riedler
                                        Assistant Director

cc: Richard A. Friedman, Esq.
       Sichenzia Ross Friedman Ference LLP
       60 Broadway, 32nd Floor
       New York, New York 10006